Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

PRESS RELEASE

                       NETIQ AND WEBTRENDS AGREE TO MERGE

      Strategic Combination Will Leverage Complementary Strengths To Create
           The Leading Provider of eBusiness Infrastructure Management
                           and Intelligence Solutions

                         ------------------------------

     SAN JOSE, CA, and PORTLAND, OR-- Jan. 17, 2001 -- NetIQ(R)Corp. (NASDAQ:
NTIQ), the market leader in Windows eBusiness infrastructure management, and WebTrends(R)Corp. (NASDAQ: WEBT), the market leader in web analytics and eBusiness intelligence, today announced a definitive merger agreement, creating the leading provider of eBusiness infrastructure management and intelligence solutions.

The combined company will be uniquely positioned to provide enterprise organizations, eBusinesses and service providers the most comprehensive infrastructure management and intelligence solutions for all the components of their eBusiness infrastructure -- from back-end servers, networks and directories to front-end web servers and applications. The resulting product portfolio will include product lines for systems administration, network performance management, operations management, security management, web management, and eBusiness analytics and intelligence.

         Under the terms of the transaction, which was approved by the boards of directors of both companies, WebTrends shareholders will receive 0.480 shares of NetIQ common stock for each WebTrends common share. Based on NetIQ's closing price of $75.00 on Tuesday, January 16, 2001, the transaction is valued at $36.00 per WebTrends share, or a total of approximately

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$1 billion. On a fully diluted basis, NetIQ shareholders will own approximately
76% of the company and WebTrends shareholders will own approximately 24%. With the combination, NetIQ will have a market capitalization in excess of $4 billion, pro forma calendar 2000 revenues of approximately $160 million, more than 52,000 customers and about 1,000 employees. The combined company will operate under the name NetIQ Corporation.

           "Building on the successful merger of NetIQ and Mission Critical and other recent strategic moves, this combination is the logical next step in our strategy to become the unparalleled leader in eBusiness infrastructure management and intelligence solutions," said Ching-Fa Hwang, chief executive officer of NetIQ. "By joining forces with WebTrends, we will significantly enhance our offering and deliver the most comprehensive solution for managing both Windows- and non-Windows-based platforms such as Linux and Sun Solaris, applications and devices, and Internet-based systems."

         Eli Shapira, currently WebTrends chief executive officer, who will become chief strategy officer for NetIQ, stated, "This combination is a strategic fit that brings together two leaders focused on helping companies increase the return from their eBusiness initiatives, from NetIQ's comprehensive infrastructure management through WebTrends' Visitor Relationship Management solutions. Simply stated, this combination will result in greatly enhanced offerings for our more than 52,000 collective customers, increased business opportunities with partners, significant value creation for our shareholders and compelling opportunities for all our employees."

        Shapira will join NetIQ's Board of Directors. Glen Boyd, currently president and chief technology officer of WebTrends, will become chief information officer of NetIQ, and Dan Meub, currently chief operating officer of WebTrends, will become senior vice president of WebTrends products at NetIQ.

        The combined company will be headquartered in San Jose, CA, with development and operational personnel located in Houston, TX, Raleigh, NC and Bellevue, WA. NetIQ will also maintain significant operations in Portland, OR, where WebTrends is headquartered.

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        The transaction, which will be accounted for as a purchase and is anticipated to be tax-free to the shareholders of both companies, is expected to close late in the first calendar quarter or early in the second quarter, subject to regulatory approvals, approval by the shareholders of both companies, and customary closing conditions. The holders of approximately 30% of WebTrend's outstanding shares have agreed to vote their shares in favor of the merger. The transaction is expected to be accretive to NetIQ's earnings per share beginning in the June quarter excluding non-cash acquisition related charges, if any, arising from the merger.

         NetIQ and WebTrends will host an analyst/investor conference call today, Wednesday, January 17, 2001 at 8:30 a.m. (EST) to discuss the proposed merger between the two companies. Individuals calling from the United States can access the call by dialing 888-769-8925 at 8:20 a.m. (EST). International callers should dial 312-470-7391. The name of the call and pass code is NetIQ and WebTrends. Media are invited to join the call in a listen-only mode.

NetIQ/WebTrends Earnings Announcements

          NetIQ will issue its second quarter of fiscal year 2001 earnings announcement on Thursday, January 18, 2001 following the stock market close. Ching-Fa Hwang, President and CEO, and Jim Barth, Senior Vice President and CFO will review second quarter earnings in a teleconference call at 4:30 PM EST. WebTrends will release its fourth quarter 2000 and year-end results on Tuesday, January 23, 2001 following the stock market close. Eli Shapira, Chairman and CEO and Jim Richardson, Senior Vice President and CFO will review the results with the investment community in a teleconference at 5:00 PM EST that afternoon. Both companies expect to report results exceeding consensus revenue and earnings estimates for the quarter.

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About WebTrends

         Founded in 1993, WebTrends Corporation (Nasdaq:WEBT) is the leading provider of Visitor Relationship Management and eBusiness Intelligence solutions for Internet and intranet servers and firewalls. WebTrends offers organizations a comprehensive set of solutions to improve the return on investment from eBusiness initiatives. The company is headquartered in Portland, OR. For more information, please visit WebTrends' Web site at http://www.webtrends.com or call 503-294-7025.


About NetIQ

         NetIQ (Nasdaq:NTIQ) is a leading provider of e-business infrastructure management software encompassing application, directory, server and network performance management. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston, TX; Raleigh, N.C.; and Bellevue, WA. For more information, please visit NetIQ's Web site at http://www.netiq.com/ or call 408-856-3000.

                                      # # #

All referenced product names are trademarks of their respective companies.

Safe Harbor Statement

Statements in this press release other than statements of historical fact are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the successful consummation of the merger and integration of the companies, the timing and successful development of technology; the ability to retain key management and hire technical personnel and other employees; changing relationships with customers, suppliers and strategic partners; unanticipated costs associated with development and marketing activities; customer acceptance of new product offerings; pricing of new products, and competition in our various product lines. For a more complete discussion of risks and uncertainties for each company see the section entitled "Factors That May Affect Future Results" in the NetIQ annual report on Form 10-K, and "Risk Factors" in the WebTrends annual report on Form 10-K as filed with the Securities and Exchange Commission.

Contacts:
For NetIQ:

Susan Torrey, Press Relations, 713-962-1888, susan.torrey@netiq.com Jim Barth, Chief Financial Officer, 408-856-3069, jim.barth@netiq.com

For WebTrends:

Bill Schneider, Press Relations, 503-294-7025 x 2362, bschneider@webtrends.com Nanci Werts, Investor Relations, 503-294-7025 x 2564 investor@webtrends.com

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                             Conference Call Script

Introduction and Safe Harbor - Jim Barth

o Good morning, this is Jim Barth, NetIQ's CFO. Thank you all for joining us this morning on such short notice to discuss what is truly exciting news. Earlier today, we issued a press release announcing the strategic merger of NetIQ and WebTrends. For those of you who have not yet seen the release, a copy is available on either of our corporate websites.

o With me today are Ching-Fa Hwang, CEO of NetIQ, Eli Shapira, CEO of WebTrends and Jim Richardson, CFO of WebTrends. Tom Kemp, our senior vice president of products, will also be joining us during the questions and answer session.

o Before I turn the call over to Ching, I need to caution all listeners that statements in this press release and answers to questions other than statements of historical fact are "forward-looking" statements within the meaning of the private securities litigation reform act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that the expectations reflected in such forward-looking statements will prove to be correct.

o The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the successful consummation of the merger and the integration of the companies, the failure of the transactions to close due to regulatory obstacles or other factors, the timing and successful completion of technology and product development, the ability to retain key management and hire key executives, technical personnel and other employees, changing relationships

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     with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and WebTrends' annual reports on form 10-K, as filed with the Securities and Exchange Commission.

o    Now, I'd like to turn the call over to Ching.

Ching

o Thanks, Jim. I'm thrilled to be here today with my new colleagues to discuss a truly compelling opportunity for NetIQ, WebTrends, and their shareholders, customers and employees. Eli, Jim Barth and I would like to spend the next few minutes providing additional context to this announcement, and then we'll be happy to take your questions.

o Today's news is truly exciting. Simply stated, The combination of NetIQ and WebTrends leverages the companies' complementary strengths to create the leading player of e-business infrastructure management and Intelligence
     .......and we're thrilled to be joining forces with such a first-rate organization.

o From a purely macro-standpoint, the combined company will have significantly greater size and scale - with a market cap. in excess of approximately $4 billion. More importantly the combined company will have a greater product scope, reach and depth.

o From a strategic standpoint, the combination is a superb fit. Both companies have a tremendous amount of momentum and are market leaders in their respective spaces - NetIQ in Windows eBusiness infrastructure management, and WebTrends in web analytics and eBusiness intelligence. Two areas that have natural synergies.

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o    Together, the company will be uniquely positioned to provide enterprise organizations, eBusinesses and service providers the most comprehensive infrastructure management and intelligence solutions for all the components of their eBusiness infrastructure -- from the back-end servers, networks and directories to the front-end web servers and applications. We will exclusively have a full suite of product lines for systems administration, operations management, network performance management, security management, web management and eBusiness analytics and intelligence.

o To date, both NetIQ and WebTrends have demonstrated solid growth and delivered strong performance. This transaction is simply the next logical step in the evolution of both companies. For us, it builds on NetIQ's successful merger with Mission Critical, furthering the company's strategy to become the unparalleled leader in the eBusiness infrastructure management and intelligence arena.

o From a product strategy perspective, we have been focused on not only providing the most comprehensive management and monitoring of eBusiness infrastructures, but providing value beyond management and monitoring by enhancing our products in the areas of advanced reporting and analytics concerning system and application usage. More specifically, we have been very focused recently on delivering advanced reporting and analytics of email servers the development of AppAnalyzer for Microsoft Exchange, and through support of advanced reporting capabilities in AppManager.

o The merger with WebTrends and their strong VRM reporting and analytics platform significantly accelerates the implementation and delivery of NetIQ's vision by providing to NetIQ both market-leading products and technology for faster time to market.

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o    For WebTrends, as Eli will comment on in more detail, it provides a richer platform and more resources more rapidly evolve the enterprise eBusiness analytics and intelligence solutions.

o There is no doubt that Webtrends is the leader in their field - with unique strengths in security management and Web analytics and eBusiness
     Intelligence .........key areas that provide us with the missing link -
     "the intelligence" - to extract and add value to the underlying elements of eBusiness management. WebTrends has successfully evolved into an organization whose majority of revenue comes from enterprise class products, which complements our sales and distribution channels.

o In addition this transaction is financially compelling - and will create significant value for shareholders of both companies. It is expected to be immediately accretive to NetIQ's earnings per share beginning in the June quarter before giving effect to amortization charges from the merger.

o Furthermore, there is significant growth potential as the combined company capitalizes on considerable cross-selling opportunities from the complementary nature of our product offerings, customer bases, distribution strategies and brand recognition.

o In addition to NetIQ's headquarters in San Jose, CA - and development and operations in Houston, Texas; Raleigh, North Carolina; and Bellevue, Washington - the company will maintain a significant development and operations in Portland, Oregon, where WebTrends is headquartered.

o On the management side, Eli will serve the merged company as chief strategy officer and will become a member of the Board of Directors. In addition, Glen Boyd, currently president and chief technology officer of WebTrends, will become chief information officer of NetIQ, and Dan Meub, currently

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     chief operating officer of WebTrends, will become senior vice president of
     WebTrends products.

o With that, I'd like to turn the call over to my new colleague, Eli Shapira, to add his perspective. Eli.

Eli Shapira

o Thank you Ching. I'd like to begin by saying that I am equally excited about this transaction - the combination is truly an ideal strategic and cultural fit...two key ingredients for making the decision to join the two organizations.

o The merger of WebTrends and NetIQ joins two leaders in their fields who are primed and ready to capitalize on tremendous synergistic opportunities we have in products technologies, distribution and customers.

o As a combined company, we will be able to offer customers the only 'end-to-end' solution for managing Windows- and non-Windows-based platforms such as Linus and Sun Solaris, applications and devices and Internet-based systems.

o With the ability to offer "one-stop-shopping" for customers and true category-defining size, we believe that we are uniquely positioned to take advantage of market trends. Just to again give you some quick perspective - according to industry research, the worldwide Internet server market is expected to grow from $13 billion in 1998 to $38 billion in 2001. And, in the eCommerce market, spending on software and services is expected to grow to $35 billion in 2002, nearly six times the $6 billion spent in 1998.

o As Ching mentioned, the combination will result in a company with significantly greater size and scope. The combined company is expected to

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     report pro forma calendar 2000 revenues of approximately $160 million, approximately 100,000 products sold to more than 50,000 customers, over 50% of which are Fortune 500 and Global 2000 companies, and about 1,000 employees.

o Furthermore, we will have a product portfolio encompassing many of the top brand names in the industry, including WebTrends and NetIQ AppManager.

o In short, this combination will result in greatly enhanced offerings for our collective customers, significant value creation for our shareholders and compelling opportunities for all of our employees.

o We have a clear vision for integrating these organizations and are very committed to maximizing the potential of the combination. To that end, we are in the process of putting a team and plan together, so that we can begin implementing it as soon as the transaction closes.

o There is obviously a lot to do as we seamlessly execute on our collective vision - but I'm confident we've got the right talent, the right energy levels and the right mindset to deliver on this combination's potential. With that, I'll ask Jim Barth to provide a few additional financial details related to the merger. Jim?


Jim Barth


o Thanks, Eli. I will spend just a few minutes recapping the terms of the agreement.

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o    Under the terms of a definitive merger agreement between NetIQ and
     WebTrends, which was unanimously approved by the board of directors of each company, WebTrends shareholders will receive 0.480 shares of NetIQ common stock for each WebTrends common share.

o Based on NetIQ's closing price of $75.00 on Tuesday, January 16, 2001, the transaction is valued at $36 per WebTrends share, or a total of approximately $One billion. On a fully diluted basis, NetIQ shareholders will own approximately 76% of the company and WebTrends shareholders will own approximately 24%.

o The merger, which will be accounted for as a purchase and is expected to be tax-free to the shareholders of both companies, is subject to regulatory approvals as well as approval by the shareholders of both companies, and customary closing conditions. We expect to complete the transaction by the end of the first calendar quarter, or early in the second calendar quarter.

o Following the close of the transaction there will be approximately 52.3 million primary shares outstanding and approximately 57 million diluted shares, based on outstanding shares December 31, 2000.

o The transaction will result in significant goodwill, which will be amortized to expense over several years. We expect to compute the total amount of goodwill, and the charge to operations by the date of closing.

o Combined total tangible assets at December 31 were more than $530 million, including cash of more than $430 million.

o As Eli mentioned, revenue for the combined companies was more than $160. This does not include revenue of Mission Critical Software and Ganymede Software prior to the merger wih NetIQ in May 2000. Including those

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     revenue as well, combined revenues were more than $180 million for the calendar year ended December, 31, 2000.

o Our combined quarterly revenues have increased more than 90% year over year and were more than $57 million on a combined basis for the quarter ended December 31, 2000. Together, we are achieving a gross margin of more than 92% and an operating profit of more than 15% of combined revenue, excluding amortization of goodwill and other intangibles, amortization of stock-based compensation and other acquisition-related charges.

o The combination is expected to be accretive to the shareholders of NetIQ immediately following the closing.

o Now, before I turn the call back over to Ching I wanted to inform you of NetIQ and WebTrends upcoming earnings announcements. NetIQ will issue its second quarter of fiscal year 2001 earnings announcement on Thursday, January 18, 2001 following the stock market close. Ching-Fa Hwang, President and CEO, and Jim Barth, Senior Vice-President and CFO will review second quarter earnings in a teleconference call at 4:30 PM EST. WebTrends will release its fourth quarter 2000 and year-end results on Tuesday, January 23, 2001 following the stock market close. Eli Shapira, Chairman and CEO and Jim Richardson, Senior Vice-President and CFO will review the results with the investment community in a teleconference at 2:00 PM PST that afternoon. Both companies are expected to report results meeting or exceeding consensus earnings expectations.

o    Now I would like to turn it back over to Ching.

Ching-Fa Hwang

o    Thank you Jim.

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o    I firmly believe that the two organizations are a superb fit from both market and corporate culture standpoint. We look forward to working with our new colleagues.

o The strategic rationale is very clear. Each company is the market leader in its respective space. Both companies have highly complementary product offerings, providing considerable cross-selling opportunities. This is as a unique value proposition and a great opportunity to capture the overall e-business infrastructure management market.

o I can assure you we will be sharply focused on the integration and management of this organization for growth and increasing shareholder value.

o    Thank you. We are now happy to address your questions.

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         NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

         WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISION BECAUSE IT CONTAINS IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSIDE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

For WebTrends Corporation

Bill Schneider, Press Relations
(503) 294-7025 ext. 2362
bschneider@webtrends.com

Nanci Werts, Investor Relations
(503) 294-7025 ext. 2564
investor@webtrends.com

 NetIQ Corporation

Susan Torrey, Press Relations

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(713) 548-1863
susan.torrey@netiq.com

James A. Barth, Chief Financial Officer
(408) 856-3000
jim.barth@netiq.com

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